Exhibit 10.2

                               SEVERANCE CONTRACT

      THIS SEVERANCE CONTRACT (hereinafter referred to as this "Agreement"), dated as of July 15, 2004, by and between JAMES F. PARKER (hereinafter referred to as the "Executive"), a resident of Dallas, Texas, and SOUTHWEST AIRLINES CO. (hereinafter referred to as "Southwest", which term shall include its subsidiary companies where the context so admits), a Texas corporation,

                             W I T N E S S E T H:

      WHEREAS the Executive has served as an employee and an executive officer of Southwest since February 1986, and he has also served on the Board of Directors of Southwest since June 2001; and
      WHEREAS the Executive desires to resign his offices but to continue his employment with Southwest, and Southwest is agreeable, subject to the terms and conditions of this Agreement, to continuing his employment and to paying him severance compensation in consideration of the Executive's agreements contained herein;
      NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and promises contained herein, Southwest and the Executive agree as follows:

                  I. RESIGNATION AND CONTINUED EMPLOYMENT

      A. RESIGNATION AND CONTINUED EMPLOYMENT. The Executive hereby resigns as an officer and director of Southwest effective as of the commencement of business on the date of this Agreement, and he irrevocably waives any claim that he may have against Southwest, its directors or officers based on or related to such resignation. Notwithstanding such resignation, the Executive shall remain an employee of Southwest through December 31, 2009, and during the period of such employment the Executive shall discharge the consulting obligations set forth in Paragraph II-B of this Agreement. The Executive may elect to terminate his employment at any time prior to January 1, 2010, upon prior notice to Southwest; provided, however, that in such event Southwest shall be relieved of any obligation to make further payments to the Executive under Paragraph III-B hereof and, if the Executive shall do work prior to the second anniversary of the date of this Agreement for any airline that then competes with Southwest, then Southwest shall be entitled to recover all past payments that Southwest shall have made pursuant to Paragraphs III-B and III-C hereof, all as more particularly provided in Paragraph III-G hereof.

                        II. EXECUTIVE'S OBLIGATIONS

      A. NON-DEROGATION, ETC. The Executive agrees that he shall not do or say anything, whether personally or through his attorney, agent or other representative, to, directly or impliedly, derogate Southwest, its business operations or prospects, its properties or any of its officers, directors or employees, whether by way of media interviews, radio or television appearances, letters to editors or others, articles published in the airline trade press or in the general press, Internet chat rooms or otherwise. In addition, the Executive shall provide no assistance or advice to, or discuss any of Southwest's business matters or affairs with, any current or prospective employee of Southwest, whether for a fee or otherwise, unless specifically requested to do so by the Chief Executive Officer or the Chairman of the Board of Directors of Southwest.

      B. CONSULTANCY. The Executive agrees that, from time to time during the term of his employment under this Agreement, the Executive shall make himself available at the offices of Southwest, when specifically requested to do so by Southwest, in order to consult with either the Chief Executive Officer of Southwest, or the Chairman of its Board of Directors, as to the business, properties or operations of Southwest, in each case for such reasonable periods of time as either such officer may request. At all times during his employment the Executive shall generally conform to all policies of Southwest as they may apply to an employee of his level of duties and obligations.

      C. UNION WORK. The Executive agrees that, at all times prior to January 1, 2010, he shall not personally, or through any representative, intermediary or agent, directly or indirectly provide any advice, assistance or counsel to any union or collective bargaining unit in connection with its representation (or efforts to seek representation) of any group of Employees at Southwest.

                  III. EXECUTIVE SEVERANCE COMPENSATION

      A. SEVERANCE COMPENSATION. In consideration of his agreements set forth in Articles I and II hereof, Southwest shall pay to the Executive the severance compensation set forth in this Article III. All such severance compensation shall be subject to such payroll and withholding deductions as may be required by law.

      B. SEMI-MONTHLY INSTALLMENTS. The Executive shall receive severance compensation consisting of fifty-nine (59) equal semi-monthly installments, each in an amount equal to the Executive's semi-monthly Base Salary (as such term is defined in his Employment Contract referred to in Paragraph III-F below) as in effect on July 15, 2004, commencing with Southwest's next regular payroll date and continuing through its last regular payroll date for December 2006. Thereafter, the Executive shall receive severance compensation consisting of seventy-two (72) equal semi-monthly installments, each in an amount equal to one-half of the Executive's semi-monthly Base Salary as in effect on July 15, 2004, commencing with Southwest's first regular payroll date in January 2007 and continuing through its last regular payroll date for December 2009. In the event that Southwest shall change its payroll practices while payments are owing to the Executive pursuant to this Paragraph III-B, then Southwest shall adjust the timing of its such payments to the Executive so as to insure that he receives equal installment payments no less frequently than monthly.

      C. LUMP-SUM PAYMENT. The Executive shall receive a lump-sum severance payment of $131,250.00, payable on such date in January 2005 as Southwest shall pay its officers their annual performance bonuses (or, in the absence of any such bonus payments next January, on the last business day of January
2005).

      D. AIRLINE PASSES. The Executive and his wife, Patricia, shall receive lifetime, positive-space passes for travel on Southwest's scheduled flights, and the Executive shall be eligible for all pass privileges that other airlines make available to Southwest's retirees generally.

      E. MEDICAL AND DENTAL EXPENSES. During his term of employment with Southwest, the Executive shall remain eligible to participate in any medical benefit plan or program that Southwest makes available to its employees generally Upon termination of his employment with Southwest, the Executive shall be eligible to participate in any non-contract retiree medical benefit plan or program that Southwest may then make available to its retirees generally. Southwest shall reimburse the Executive for all of his out-of-pocket expenses (including specifically all premiums and deductibles) that the Executive may incur for himself and his spouse under any such Southwest plan or program prior to January 1, 2010.

      F. PRIOR BENEFITS. Nothing contained in this Agreement is intended to diminish or enlarge any compensation or other benefits that may have accrued to the benefit of the Executive in his capacity as an employee, officer or director of Southwest at any time prior to the date of this Agreement, including, without limitation, any deferred compensation payable to him pursuant to this Employment Contract with Southwest dated as of June 19, 2001, it being understood that the Executive shall have no claim on any further Base Salary or Performance Bonus (as such terms are defined in such Employment Contract). The Executive shall be eligible to receive such benefits as he may be entitled to under all profit-sharing, stock purchase, stock option, group insurance and other benefit plans or programs in which he may have participated while employed by Southwest, either prior to or after the date of this Agreement, in each case to the extent of and in accordance with the rules and agreements governing such plans or programs.

      G. PAYMENTS UNFUNDED; CONDITION PRECEDENT; CLAWBACK, ETC. The severance compensation provided for in this Article III is provided on an unsecured, unfunded basis and shall be payable solely from the general assets of Southwest. All amounts payable by Southwest pursuant to this Article III shall be paid without notice or demand, and irrespective of the Executive's death or disability; provided, however, that notwithstanding any other provision of this Agreement it shall be a condition precedent to the obligation of Southwest to make any payment under Paragraphs III-B and III-C hereof that each of the following shall be true and accurate at the time of such payment: (i) the Executive's agreements contained in Paragraphs II-A and II-C of this Agreement shall not have been declared to be unenforceable or non-binding on the Executive, in whole or in part, by any court of competent jurisdiction; (ii) the Executive shall not have engaged in any conduct in breach of his agreements contained in Paragraphs II-A and II-C hereof, irrespective of the enforceability of any such agreements at law or in equity; and (iii) at no time prior to January 1, 2010, shall the Executive do work for any airline that then competes with Southwest, whether as an employee or as a consultant, nor shall he provide advice to, nor representation of, any person or entity whose interests are adverse to Southwest in any legal or administrative proceeding. Upon the occurrence at any time of either event described in the preceding clauses (i) and (ii) or, if prior to the second anniversary date of this Agreement (but not thereafter) the Executive shall do work for any airline that then competes with Southwest, in addition to relieving Southwest of any obligation to make any further payments owing under Paragraphs III-B and III-C hereof, Southwest shall be entitled to recover the full amount of all past payments that Southwest shall have made pursuant to Paragraph III-B hereof (but not Paragraph III-C hereof), with interest thereon at a rate of six percent (6%) per annum from the time Southwest shall have made any such payment to the Executive until its recovery thereof. The Executive shall have no obligation to seek other employment in mitigation of any amount payable to him under this Article III, and he shall have the right, without incurring any penalty hereunder, to accept any other employment that does not (i) violate the provisions of Paragraph II-C hereof or (ii) involve doing work for any airline that then competes with Southwest. After the second anniversary of this Agreement, the Executive may accept employment that involves doing work for an airline that then competes with Southwest, with only the loss of future payments of severance compensation under Paragraph III-B hereof.

                           IV. MISCELLANEOUS

      A. ASSIGNABILITY, ETC. The rights and obligations of Southwest hereunder shall inure to the benefit of and shall be binding upon the successors and assigns of Southwest; provided, however, Southwest's obligations hereunder may not be assigned without the prior approval of the Executive. This Agreement is personal to the Executive and may not be assigned by him; provided, however, the rights of the Executive to receive payments of severance compensation pursuant to Paragraphs III-B and III-C hereof shall inure to the benefit of his heirs and legal representatives.

      B. NO WAIVERS. Failure to insist upon strict compliance with any provision hereof shall not be deemed a waiver of such provision or any other provision hereof.

      C. AMENDMENTS. This Agreement may not be modified except by an agreement in writing executed by the parties hereto.

      D. NOTICES. Any notice required or permitted to be given under this Agreement shall be in writing in the English language and shall be deemed to have been given to the person affected by such notice when personally delivered or when deposited in the United States mail, certified mail, return receipt requested and postage prepaid, and addressed to the party affected by such notice at the address indicated on the signature page hereof.

      E. SEVERABILITY. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof.

      F. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which taken together shall constitute a single instrument.

      G. ENTIRE AGREEMENT. This Agreement contains all of the terms and conditions agreed upon by the parties hereto respecting the subject matter hereof, and all other prior agreements, oral or otherwise, regarding the subject matter of this Agreement shall be deemed to be superseded as of the date of this Agreement and not to bind either of the parties hereto.

      H. GOVERNING LAW; FORUM SELECTION. This Agreement shall be subject to and governed by the laws of the State of Texas. The parties hereto agree that any action or proceeding arising out of this Agreement shall be subject to the exclusive jurisdiction of the competent courts of the State of Texas sitting in Dallas County, Texas, and of the United States District Court for the Northern District of Texas, irrespective of whether or not at any time after the date hereof the Executive shall relocate his residence to a jurisdiction outside the State of Texas.

      IN WITNESS WHEREOF, the Executive has set his hand hereto and Southwest has caused this Agreement to be signed in its corporate name and behalf by one of its officers thereunto duly authorized, all as of the day and year first above written.

                              SOUTHWEST AIRLINES CO.

                              By: /s/ Herbert D. Kelleher
                                  Herbert D. Kelleher
                                  Chairman of the Board of Directors

                                  Address:   P.O. Box 36611
                                             Dallas, Texas 75235-1611

                              EXECUTIVE

                                  /s/ James F. Parker
                                  James F. Parker

                                  Address:   5808 Lupton
                                             Dallas, Texas  75225